Exhibit 99.4

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

STATUTORILY AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2024

UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended			Six months ended		Year ended
	Particulars	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023	March 31, 2024
	Income
	a) Revenue from operations	223,016	219,638	225,159	442,654	453,469	897,603
	b) Foreign exchange gains/(losses), net	(396)	(206)	268	(602)	206	340

I	Total income	222,620	219,432	225,427	442,052	453,675	897,943

	Expenses
	a) Purchases of stock-in-trade	1,034	664	576	1,698	1,554	3,832
	b) Changes in inventories of stock-in-trade	(152)	(2)	920	(154)	738	278
	c) Employee benefits expense	134,695	132,293	138,536	266,988	278,812	549,301
	d) Depreciation, amortization and impairment expense	8,308	7,289	8,970	15,597	16,350	34,071
	e) Sub-contracting and technical fees	24,582	24,767	26,547	49,349	52,932	103,030
	f) Facility expenses	3,937	4,133	3,815	8,070	7,267	14,556
	g) Travel	3,836	3,937	4,049	7,773	8,224	15,102
	h) Communication	1,079	993	1,360	2,072	2,609	4,878
	i) Legal and professional fees	3,013	2,282	2,507	5,295	4,758	9,559
	j) Software license expense for internal use	4,702	4,605	4,701	9,307	9,308	18,378
	k) Marketing and brand building	838	804	880	1,642	1,857	3,555
	l) Lifetime expected credit loss/ (write-back)	593	(26)	139	567	439	640
	m) (Gain)/loss on sale of property, plant and equipment, net	(820)	(23)	(2,320)	(843)	(2,242)	(2,072)
	n) Other expenses	(174)	1,647	1,402	1,473	3,208	6,736

II	Total expenses	185,471	183,363	192,082	368,834	385,814	761,844

III	Finance expenses	3,569	3,288	3,033	6,857	6,119	12,552
IV	Finance and other income	9,195	7,480	4,810	16,675	11,352	23,896
V	Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	3	(45)	(30)	(42)	(27)	(233)

VI	Profit before tax [I-II-III+IV+V]	42,778	40,216	35,092	82,994	73,067	147,210

VII	Tax expense	10,512	9,850	8,419	20,362	17,534	36,089

VIII	Profit for the period [VI-VII]	32,266	30,366	26,673	62,632	55,533	111,121

	Other comprehensive income (OCI)
	Items that will not be reclassified to profit or loss in subsequent periods
	Remeasurements of the defined benefit plans, net	323	58	51	381	6	82
	Net change in fair value of investment in equity instruments measured at fair value through OCI	153	(319)	(124)	(166)	(108)	(473)
	Items that will be reclassified to profit or loss in subsequent periods
	Foreign currency translation differences	5,115	(1,399)	1,824	3,716	1,462	4,219
	Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of income	13	^	(183)	13	(181)	(198)
	Net change in time value of option contracts designated as cash flow hedges, net of taxes	(368)	4	211	(364)	251	198
	Net change in intrinsic value of option contracts designated as cash flow hedges, net of taxes	(103)	85	(311)	(18)	201	128
	Net change in fair value of forward contracts designated as cash flow hedges, net of taxes	(673)	218	(62)	(455)	1,586	1,655
	Net change in fair value of investment in debt instruments measured at fair value through OCI, net of taxes	390	184	297	574	1,336	1,516

IX	Total other comprehensive income for the period, net of taxes	4,850	(1,169)	1,703	3,681	4,553	7,127

	Total comprehensive income for the period [VIII+IX]	37,116	29,197	28,376	66,313	60,086	118,248

X	Profit for the period attributable to:
	Equity holders of the Company	32,088	30,032	26,463	62,120	55,164	110,452
	Non-controlling interests	178	334	210	512	369	669

		32,266	30,366	26,673	62,632	55,533	111,121

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	36,942	28,865	28,169	65,807	59,809	117,744
	Non-controlling interests	174	332	207	506	277	504

		37,116	29,197	28,376	66,313	60,086	118,248

XI	Paid up equity share capital (Par value ₹ 2 per share)	10,463	10,460	10,444	10,463	10,444	10,450
XII	Reserves excluding revaluation reserves and Non-controlling interests as per balance sheet						739,433
XIII	Earnings per share (EPS)
	(Equity shares of par value of ₹ 2/- each)
	(EPS for the three and six months ended periods are not annualized)
	Basic (in ₹)	6.14	5.75	5.06	11.89	10.30	20.89
	Diluted (in ₹)	6.12	5.73	5.04	11.85	10.27	20.82

^	Value is less than 0.5
1.

The audited consolidated financial results of the Company for the three and six months ended September 30, 2024, have been approved by the Board of Directors of the Company at its meeting held on October 17, 2024. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued an audit report with unmodified opinion on the consolidated financial results.

2.

The above consolidated financial results have been prepared on the basis of the audited interim condensed consolidated financial statements which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All amounts included in the consolidated financial results (including notes) are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.

(Gain)/loss on sale of property, plant and equipment for the three and six months ended September 30, 2024 and 2023, includes gain on relinquishment of the lease hold rights of land, and transfer of building along with other assets of ₹ (885), and gain on sale of immovable properties of ₹ (2,368), respectively.

4.

Other expenses are net of reversals of contingent consideration of ₹ 167, ₹ Nil, ₹ 490 for the three months ended September 30, 2024, June 30, 2024, September 30, 2023, ₹ 167 and ₹ 506 for the six months ended September 30, 2024 and 2023, and ₹ 1,300 for the year ended March 31, 2024, respectively. Other expenses are net of insurance claim received of ₹ 1,805 during the three and six months ended September 30, 2024.

5.	List of subsidiaries, associate and joint venture as at September 30, 2024 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Consulting India Private Limited			India
Capco Technologies Private Limited			India
Wipro Technology Product Services Private Limited			India
Wipro Chengdu Limited			China
Wipro Holdings (UK) Limited			U.K.
Wipro HR Services India Private Limited			India
Wipro IT Services Bangladesh Limited			Bangladesh

Wipro IT Services UK Societas			U.K.
	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Spain Digital, S.L.U	Spain
		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel
	Wipro Bahrain Limited Co. W.L.L		Bahrain
	Wipro Czech Republic IT Services s.r.o.		Czech Republic
	Wipro CRM Services (formerly known as Wipro 4C NV)		Belgium
		Wipro 4C Consulting France SAS	France
		Wipro CRM Services B.V. (formerly known as Wipro 4C Nederland B.V)	Netherlands
		Wipro CRM Services ApS	Denmark
		Wipro CRM Services UK Limited	U.K.
	Grove Holdings 2 S.á.r.l		Luxembourg
		Capco Solution Services GmbH	Germany
		The Capital Markets Company Italy Srl	Italy
		Capco Brasil Serviços E Consultoria Ltda	Brazil
		The Capital Markets Company BV (1)	Belgium
	PT. WT Indonesia		Indonesia
	Rainbow Software LLC		Iraq
	Wipro Arabia Limited (2)		Saudi Arabia
		Women’s Business Park Technologies Limited (2)	Saudi Arabia
	Wipro Doha LLC		Qatar
	Wipro Financial Outsourcing Services Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Gulf LLC		Sultanate of
Oman
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro do Brasil Technologia Ltda (1)	Brazil
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Portugal S.A. (1)	Portugal
		Wipro Solutions Canada Limited	Canada
		Wipro Technologies Limited	Russia
		Wipro Technologies Peru SAC	Peru
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Technology Chile SPA	Chile
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro IT Services S.R.L.		Romania
	Wipro Regional Headquarter		Saudi Arabia
	Wipro Technologies Australia Pty Ltd		Australia
		Wipro Ampion Holdings Pty Ltd (1)	Australia
	Wipro Technologies SA		Argentina
	Wipro Technologies SA DE CV		Mexico
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro Technologies SRL		Romania
	Wipro (Thailand) Co. Limited		Thailand
Wipro Japan KK			Japan
Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia
Wipro Overseas IT Services Private Limited			India
Wipro Philippines, Inc.			Philippines
Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro VLSI Design Services India Private Limited			India
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		Aggne Global Inc. (3)	USA
		Cardinal US Holdings, Inc.(1)	USA
		Edgile, LLC	USA
		HealthPlan Services, Inc. (1)	USA
		Infocrossing, LLC	USA
		International TechneGroup Incorporated (1)	USA
		Wipro NextGen Enterprise Inc. (1)	USA
		Rizing Intermediate Holdings, Inc. (1)	USA
		Wipro Appirio, Inc. (1)	USA
		Wipro Designit Services, Inc. (1)	USA
		Wipro Telecom Consulting LLC	USA
		Wipro VLSI Design Services, LLC	USA
Aggne Global IT Services Private Limited (3)			India
Wipro, Inc.(4)			USA

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India.

(2)

All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Limited.

(3)	The company holds 60% of the equity securities of Aggne Global IT Services Private Limited and Wipro IT Services, LLC holds 60% of the equity securities of Aggne Global Inc.
(4)	Wipro, Inc. has been incorporated as a wholly-owned subsidiary of the Company with effect from September 30, 2024.
(1)

Step Subsidiary details of Cardinal US Holdings, Inc., HealthPlan Services, Inc., International TechneGroup Incorporated, Wipro NextGen Enterprise Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda and Wipro Portugal S.A. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Cardinal US Holdings, Inc.			USA
	ATOM Solutions LLC		USA
	Capco Consulting Services LLC		USA
	Capco RISC Consulting LLC		USA
	The Capital Markets Company LLC		USA
HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA
International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	MechWorks S.R.L.		Italy
Wipro NextGen Enterprise Inc.	LeanSwift AB		USA Sweden
Rizing Intermediate Holdings, Inc.			USA
	Rizing Lanka (Private) Ltd		Sri Lanka
		Attune Netherlands B.V. (5)	Netherlands
	Rizing Solutions Canada Inc. Rizing LLC		Canada USA
		Aasonn Philippines Inc.	Philippines

		Rizing B.V.	Netherlands
		Rizing Consulting Ireland Limited	Ireland
		Rizing Consulting Pty Ltd.	Australia
		Rizing Geospatial LLC	USA
		Rizing GmbH	Germany
		Rizing Limited	U.K.
		Rizing Pte Ltd. (5)	Singapore
The Capital Markets Company			Belgium
BV
	CapAfric Consulting (Pty) Ltd		South Africa
	Capco Belgium BV		Belgium
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia
	Capco Consultancy (Thailand) Ltd		Thailand
	Capco Consulting Singapore Pte. Ltd		Singapore
	Capco Greece Single Member P.C		Greece
	Capco Poland sp. z.o.o		Poland
	The Capital Markets Company (UK) Ltd		U.K.
		Capco (UK) 1, Limited	U.K.
	The Capital Markets Company BV		Netherlands
	The Capital Markets Company GmbH		Germany
		Capco Austria GmbH	Austria
	The Capital Markets Company Limited		Hong Kong
	The Capital Markets Company Limited		Canada
	The Capital Markets Company S.á.r.l		Switzerland
		Andrion AG	Switzerland
	The Capital Markets Company S.A.S		France
	The Capital Markets Company s.r.o		Slovakia
Wipro Ampion Holdings Pty Ltd			Australia
	Wipro Revolution IT Pty Ltd		Australia
	Crowdsprint Pty Ltd		Australia
	Wipro Shelde Australia Pty Ltd		Australia
Wipro Appirio, Inc.			USA
	Wipro Appirio (Ireland) Limited		Ireland
		Wipro Appirio UK Limited	U.K.
	Topcoder, LLC.		USA
Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland
Wipro do Brasil Technologia			Brazil
Ltda
	Wipro do Brasil Servicos Ltda		Brazil
	Wipro Do Brasil Sistemas De		Brazil
Informatica Ltda
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Wipro Business Solutions GmbH (5)	Germany
		Wipro IT Services Austria GmbH	Austria

(5)	Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd., Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Netherlands B.V.			Netherlands
	Rizing Consulting USA, Inc.		USA
	Rizing Germany GmbH		Germany
	Attune Italia S.R.L		Italy
	Attune UK Ltd.		U.K.
Rizing Pte Ltd.			Singapore
	Rizing New Zealand Ltd.		New Zealand
	Rizing Philippines Inc.		Philippines
	Rizing SDN BHD		Malaysia
	Rizing Solutions Pty Ltd		Australia
Wipro Business Solutions GmbH			Germany
	Wipro Technology Solutions S.R.L		Romania

As at September 30, 2024, the Company held 43.7% interest in Drivestream Inc. and 27% interest in SDVerse LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

6. Segment Information

The Company is organized into the following operating segments: IT Services and IT Products.

IT Services: The IT services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”). Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: communications, media and information services, software and gaming, new age technology, consumer goods, medical devices and life sciences, healthcare, and technology products and services. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: banking and financial services, energy, manufacturing and resources, capital markets and insurance, and hi-tech. Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Northern Europe and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

The Chief Executive Officer (“CEO”) and Managing Director of the Company has been identified as the Chief Operating Decision Maker as defined by IFRS 8, “Operating Segments”. The CEO of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended September 30, 2024, June 30, 2024, September 30, 2023, six months ended September 30, 2024, September 30, 2023 and year ended March 31, 2024 are as follows:

	Three months ended			Six months ended		Year ended
	September	June	September	September	September	March
	30, 2024	30, 2024	30, 2023	30, 2024	30, 2023	31, 2024
Particulars	Audited	Audited	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	68,393	67,700	66,813	136,093	132,420	268,230
Americas 2	67,932	67,338	66,914	135,270	135,217	269,482
Europe	61,821	60,422	63,976	122,243	131,110	253,927
APMEA	23,811	23,503	26,255	47,314	52,765	102,177

Total of IT Services	221,957	218,963	223,958	440,920	451,512	893,816
IT Products	663	469	1,469	1,132	2,163	4,127

Total segment revenue	222,620	219,432	225,427	442,052	453,675	897,943

Segment result
IT Services
Americas 1	13,338	13,687	15,287	27,025	28,824	59,364
Americas 2	15,005	15,533	14,023	30,538	28,192	59,163
Europe	7,821	5,873	7,547	13,694	17,515	33,354
APMEA	3,070	2,441	2,985	5,511	5,785	12,619
Unallocated	(1,912)	(1,477)	(3,784)	(3,389)	(7,741)	(20,304)

Total of IT Services	37,322	36,057	36,058	73,379	72,575	144,196
IT Products	(183)	(47)	(467)	(230)	(628)	(371)
Reconciling Items	10	59	(2,246)	69	(4,086)	(7,726)

Total segment result	37,149	36,069	33,345	73,218	67,861	136,099

Finance expenses	(3,569)	(3,288)	(3,033)	(6,857)	(6,119)	(12,552)
Finance and other income	9,195	7,480	4,810	16,675	11,352	23,896
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	3	(45)	(30)	(42)	(27)	(233)

Profit before tax	42,778	40,216	35,092	82,994	73,067	147,210

Notes:

a)	“Reconciling Items” includes elimination of inter-segment transactions and other corporate activities.
b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.
c)

For the purpose of segment reporting, the Company has included the net impact of foreign exchange gains/(losses), net in revenues amounting to ₹(396), ₹(206), and ₹268 for the three months ended September 30, 2024, June 30, 2024 and September 30, 2023 respectively, ₹(602), and ₹206 for the six months ended September 30, 2024, September 30, 2023, and ₹340 for the year ended March 31, 2024, which is reported under foreign exchange gains/(losses), net in the consolidated financial results.

d)	Restructuring cost of ₹2,249 and ₹4,136 for the three and six months ended September 30, 2023 respectively, and ₹6,814 for the year ended March 31, 2024, is included under Reconciling Items.
e)	Reconciling Items for the year ended March 31, 2024 includes employee costs of ₹921 towards outgoing CEO and Managing Director.
f)

“Unallocated” within IT Services segment results is after recognition of amortization and impairment expense on intangible assets of ₹2,919, ₹1,782, ₹3,484, ₹4,701, ₹5,294 and ₹11,756 for the three months ended September 30, 2024, June 30, 2024, September 30, 2023, six months ended September 30, 2024, September 30, 2023 and year ended March 31, 2024 respectively, and change in fair value of contingent consideration of ₹(167), ₹Nil, ₹(490), ₹(167), ₹(506) and ₹(1,300) for the three months ended September 30, 2024, June 30, 2024, September 30, 2023, six months ended September 30, 2024, September 30, 2023 and year ended March 31, 2024 respectively.

Segment results of IT Services segment for the three and six months ended September 30, 2023 and year ended March 31, 2024 are after considering additional amortization due to change in estimate of useful life of the customer-related intangibles in an earlier Business combination.

g)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹1,306, ₹1,329 and ₹1,563 for the three months ended September 30, 2024, June 30, 2024 and September 30, 2023, respectively and ₹2,635 and ₹3,107 for the six months ended September 30, 2024, September 30, 2023, respectively, and ₹5,590 for the year ended March 31, 2024.

h)

Segment results of IT Services segment are after recognition of (gain)/loss on sale of property, plant and equipment of ₹(820), (23) and ₹(2,320) for the three months ended September 30, 2024, June 20, 2024 and September 30, 2023, respectively and ₹(843) and ₹(2,242) for the six months ended September 30, 2024, September 30, 2023, respectively, and ₹(2,072) for the year ended March 31, 2024.

7.	Buyback of equity shares

During the six months ended September 30, 2023, the Company concluded the buyback of 269,662,921 equity shares (at a price of ₹445 per equity share) as approved by the Board of Directors on April 27, 2023. This has resulted in a total cash outflow of ₹145,173 (including tax on buyback of ₹24,783 and transaction costs related to buyback of ₹390). In line with the requirement of the Companies Act, 2013, an amount of ₹3,768 and ₹141,405 has been utilized from share premium and retained earnings respectively. Further, capital redemption reserve (included in other reserves) of ₹539 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buyback, the paid-up equity share capital has reduced by ₹539.

8.

Earnings per share for each of the three months ended September 30, 2023 and June 30, 2023 will not add up to earnings per share for the six months ended September 30, 2023, on account of buyback of equity shares.

9.	Audited Consolidated Balance Sheet

	As at March 31, 2024	As at September 30, 2024
ASSETS
Goodwill	316,002	319,207
Intangible assets	32,748	28,195
Property, plant and equipment	81,608	78,822
Right-of-Use assets	17,955	21,854
Financial assets
Derivative assets	25	—
Investments	21,629	31,385
Trade receivables	4,045	587
Other financial assets	5,550	5,148
Investments accounted for using the equity method	1,044	1,008
Deferred tax assets	1,817	1,922
Non-current tax assets	9,043	7,782
Other non-current assets	10,331	7,744

Total non-current assets	501,797	503,654

Inventories	907	1,052
Financial assets
Derivative assets	1,333	651
Investments	311,171	407,309
Cash and cash equivalents	96,953	104,592
Trade receivables	115,477	112,655
Unbilled receivables	58,345	64,776
Other financial assets	10,536	8,973
Contract assets	19,854	17,788
Current tax assets	6,484	6,086
Other current assets	29,602	32,561

Total current assets	650,662	756,443

TOTAL ASSETS	1,152,459	1,260,097

EQUITY
Share capital	10,450	10,463
Share premium	3,291	6,000
Retained earnings	630,936	693,688
Share-based payment reserve	6,384	6,315
Special Economic Zone Re-investment reserve	42,129	41,497
Other components of equity	56,693	60,380

Equity attributable to the equity holders of the Company	749,883	818,343
Non-controlling interests	1,340	1,798

TOTAL EQUITY	751,223	820,141

LIABILITIES
Financial liabilities
Loans and borrowings	62,300	62,653
Lease liabilities	13,962	18,965
Derivative liabilities	4	1
Other financial liabilities	4,985	5,862
Deferred tax liabilities	17,467	16,625
Non-current tax liabilities	37,090	40,122
Other non-current liabilities	12,970	14,823

Total non-current liabilities	148,778	159,051

Financial liabilities
Loans, borrowings and bank overdrafts	79,166	103,157
Lease liabilities	9,221	8,047
Derivative liabilities	558	1,064
Trade payables and accrued expenses	88,566	82,810
Other financial liabilities	2,272	2,976
Contract liabilities	17,653	18,439
Current tax liabilities	21,756	30,599
Other current liabilities	31,295	32,004
Provisions	1,971	1,809

Total current liabilities	252,458	280,905

TOTAL LIABILITIES	401,236	439,956

TOTAL EQUITY AND LIABILITIES	1,152,459	1,260,097

10. Audited Consolidated Statement of Cash flows

	Six months ended September 30,
	2023	2024
Cash flows from operating activities
Profit for the period	55,533	62,632
Adjustments to reconcile profit for the period to net cash generated from operating activities:
(Gain)/loss on sale of property, plant and equipment, net	(2,242)	(843)
Depreciation, amortization and impairment expense	16,350	15,597
Unrealized exchange (gain)/loss, net	836	279
Share-based compensation expense	3,099	2,640
Share of net (profit)/loss of associate and joint venture accounted for using equity method	27	42
Income tax expense	17,534	20,362
Finance and other income, net of finance expenses	(5,233)	(9,818)
Change in fair value of contingent consideration	(506)	(167)
Lifetime expected credit loss	439	567
Changes in operating assets and liabilities, net of effects from acquisitions
(Increase)/Decrease in trade receivables	17,913	6,008
(Increase)/Decrease in unbilled receivables and contract assets	(5,937)	(4,034)
(Increase)/Decrease in Inventories	(92)	(145)
(Increase)/Decrease in other assets	6,498	1,103
Increase/(Decrease) in trade payables, accrued expenses, other liabilities and provisions	(11,260)	(4,216)
Increase/(Decrease) in contract liabilities	(5,928)	724

Cash generated from operating activities before taxes	87,031	90,731
Income taxes paid, net	(10,885)	(8,083)

Net cash generated from operating activities	76,146	82,648

Cash flows from investing activities:
Payment for purchase of property, plant and equipment	(4,184)	(5,017)
Proceeds from disposal of property, plant and equipment	4,223	1,459
Payment for purchase of investments	(465,185)	(423,829)
Proceeds from sale of investments	535,473	323,786
Repayment of security deposit for property, plant and equipment	—	(300)
Interest received	11,274	13,981
Dividend received	2	1

Net cash generated from/(used in) investing activities	81,603	(89,919)

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	7	13
Repayment of loans and borrowings	(43,750)	(66,333)
Proceeds from loans and borrowings	48,750	89,835
Payment of lease liabilities	(5,172)	(5,054)
Payment for contingent consideration	(1,289)	—
Interest and finance expenses paid	(4,850)	(4,177)
Payment for buyback of equity shares, including tax and transaction cost	(145,173)	—

Net cash generated from/(used in) financing activities	(151,477)	14,284

Net increase in cash and cash equivalents during the period	6,272	7,013
Effect of exchange rate changes on cash and cash equivalents	(259)	591
Cash and cash equivalents at the beginning of the period	91,861	96,951

Cash and cash equivalents at the end of the period	97,874	104,555

11. Events after the reporting period

The Board of Directors in their meeting held on October 17, 2024 approved issue of bonus shares, commonly known as issue of stock dividend in the US, in the proportion of 1:1, i.e. 1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders) as on the record date, subject to approval by the Members of the Company through Postal Ballot. The bonus issue, if approved, will not affect the ratio of ADSs to equity shares, such that each ADS after the bonus issue will continue to represent one equity share of par value of ₹ 2 per share. On completion of bonus issue, the Earnings Per Share for all periods presented will be adjusted retrospectively.

By order of the Board,	For, Wipro Limited

Place: Bengaluru	Rishad A. Premji
Date: October 17, 2024	Chairman